File No. 812-
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
In the Matter of the Application of:
MAIN STREET CAPITAL CORPORATION, MSC INCOME
FUND, INC., MSC ADVISER I, LLC, MAIN STREET CA
LENDING, LLC, MAIN STREET CAPITAL III, LP, MAIN
STREET EQUITY INTERESTS, INC., MAIN STREET
MEZZANINE FUND, LP, MSCC FUNDING I, LLC, MSC
CALIFORNIA HOLDINGS LP, MSC EQUITY HOLDING,
LLC, MSC EQUITY HOLDING II, INC., MSIF FUNDING,
LLC, MS PRIVATE LOAN FUND I, LP AND MS PRIVATE
LOAN FUND II, LP
1300 Post Oak Boulevard, 8th Floor
Houston, TX 77056
APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE
17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
All Communications, Notices and Orders to:
Jason B. Beauvais
Main Street Capital Corporation
1300 Post Oak Boulevard, 8th Floor
Houston, TX 77056
(713) 350-6043
JBeauvais@mainstcapital.com
Copies to:
Steven B. Boehm, Esq.
Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
(202) 383-0100
stevenboehm@eversheds-sutherland.us
anneoberndorf@eversheds-sutherland.us
May 21, 2025

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____________________________________________________________________________________________________________________________
I.
SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange
Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as
amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections
17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive orders issued by the Commission on December 21, 2020 and November 8, 2022 (the “Prior Orders”)2 that were granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1 with the result that no person will continue to rely on the
Prior Orders if the Order is granted.
Main Street Capital Corporation (“MSCC”), a Maryland corporation that has elected to be regulated as a business development company under the 1940 Act. MSCC is an internally managed business development company.
•
Main Street CA Lending, LLC, Main Street Capital III, LP, Main Street Equity Interests, Inc., Main Street
Mezzanine Fund, LP, and MSCC Funding I, LLC (together, the “MSCC Subs”), each a Wholly-Owned
Investment Sub (as defined below) of MSCC.
MSC Income Fund, Inc. (“MSIF,” and together with MSCC, the “Existing Regulated Funds”), a
Maryland corporation that has elected to be regulated as a business development company under the
1940 Act. The investment adviser to MSIF is MSC Adviser (as defined below).
MSC California Holdings LP, MSC Equity Holding, LLC, MSC Equity Holding II, Inc., and MSIF
Funding, LLC (the “MSIF Subs” and together with the MSCC Subs, the “Company Subs”), each a
Wholly-Owned Investment Sub of MSIF.
MSC Adviser I, LLC (“MSC Adviser”), a Delaware limited liability company that is a wholly owned subsidiary of MSCC and serves as an investment adviser to MSIF and the Existing Affiliated Funds (as defined below) and its successors.3 MSC Adviser is an investment adviser registered under the Investment
Advisers Act of 1940, as amended (the “Advisers Act”).
MS Private Loan Fund I, LP and MS Private Loan Fund II, LP, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act
(the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Company Subs and MSC Adviser, the “Applicants”).4
The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or
1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 Main Street Capital Corporation, et al. (File No. 812-14979), Release Nos. IC-34103 (November 23, 2020) (notice)
and IC-34146 (December 21, 2020) (order), as amended by File No. 812-15362, Release Nos. IC-34726 (October
11, 2022) (notice) and IC-34748 (November 8, 2022) (order).
3 The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the
Application.
5 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated
Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below)
and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated

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•
•
•
•
•
more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with
Commission staff no-action positions.9
II.
GENERAL DESCRIPTION OF THE APPLICANTS
A. Existing Regulated Funds
MSCC. MSCC is a Maryland corporation that was formed in March 2007 to operate as an internally managed business development company under the 1940 Act. Because MSCC is internally managed, all of its executive officers and other employees are employed by MSCC. Therefore, MSCC does not pay any external investment advisory fees, but instead directly incurs the operating costs associated with employing investment and portfolio management professionals. MSCC has elected to be treated as a regulated investment company (“RIC”)
under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to
Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.
The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated
Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund;
(b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint
Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a
Regulated Fund that is a business development company, (b) that is not controlled by any person other than the
Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund),
(c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.
In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC
Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
6 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment
Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates
(other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.
To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an
Adviser for purposes of the conditions.
7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
8 “Adviser” means MSC Adviser, and any other investment adviser controlling, controlled by, or under common control with MSC Adviser. The term “Adviser” also includes MSCC and any other internally-managed Regulated
Fund.
9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life
Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

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qualify as a RIC in the future. The principal business address of MSCC is 1300 Post Oak Boulevard, 8th Floor
Houston, TX 77056.
MSCC’s investment objective is to maximize its portfolio’s total return by generating current income from its debt investments and capital appreciation from its equity and equity-related investments, including warrants, convertible securities and other rights to acquire equity securities in a portfolio company. MSCC has a seven member board (the “MSCC Board”), of which five members are not “interested persons” of MSCC within the meaning of Section 2(a)(19) of the 1940 Act.10
MSIF. MSIF is a Maryland corporation that was formed in November 2011 to operate as an externally managed business development company under the 1940 Act. MSIF has elected to be treated as a RIC under subchapter M of the Code, and intends to qualify as a RIC in the future. The principal business address of MSIF is
1300 Post Oak Boulevard, 8th Floor Houston, TX 77056.
MSIF’s investment objective is to maximize its portfolio’s total return, primarily by generating current income from its debt investments and, to a lesser extent, by generating current income and capital appreciation from its equity and equity-related investments, including warrants, convertible securities and other rights to acquire equity securities in a portfolio company. MSIF has a four member board (the “MSIF Board” and together with the MSCC
Board, the “Board”), of which three members are not “interested persons” of MSIF within the meaning of Section
2(a)(19) of the 1940 Act.
D. The Existing Affiliated Funds
10 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons”
of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

B. The Company Subs
Each of the Company Subs is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of such Existing Regulated Fund. Each
Company Sub is a separate and distinct legal entity. The Company Subs have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund. The Company
Subs are not registered under the 1940 Act because each Company Sub relies on the exclusion from the definition of
“investment company” contained in Section 3(c)(7) of the 1940 Act.
C. MSC Adviser
MSC Adviser was formed in November 2013 as a wholly owned subsidiary of MSCC to provide investment management and other services to parties other than MSCC and its subsidiaries or their portfolio companies and receives fee income for such services. MSCC has been granted no-action relief by the SEC to allow
MSC Adviser to register as an investment adviser under the Advisers Act. Since MSC Adviser conducts all of its investment management activities for external parties, it is accounted for as a portfolio investment of MSCC and is not included as a consolidated subsidiary of MSCC in MSCC’s consolidated financial statements.
The Existing Affiliated Funds are investment funds each of whose investment adviser is MSC Adviser and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act.
III.ORDER REQUESTED
The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and
Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the
“Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment
Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.
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A. Applicable Law
Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”
Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any
“joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
B. Need for Relief
11 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the
SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the
SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of
Section 57(a).
Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, MSC
Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). MSC Adviser is a wholly-owned subsidiary of MSCC, is under common control with MSCC, and is thus an affiliated person of MSCC. Accordingly, with respect to MSC Adviser and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with MSC Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and
57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a
Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section
57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.
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C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated
Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the
Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12
2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such
Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the
Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15
4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the
Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-
Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No
Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to
12 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
13 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the
Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
14 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii)
the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
15 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances
(such as legal and compliance expenses) will be borne by such Participant.
16 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
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the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-
Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the
Regulated Fund(s) or Affiliated Entity(ies).
5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in
Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the
Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating
Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an
Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17
6. Dispositions:
(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.
(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the
Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19
7. Board Oversight
(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board,
including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program;
and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.
(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-
1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.
(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated
Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation
17 The Affiliated Entities may adopt shared Co-Investment Policies.
18 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
19 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated
Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

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in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.
(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-
Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a
Regulated Fund’s chief compliance officer considers to be material.
8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its
Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under
Section 57(f).20
9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
IV.  STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.
A. Potential Benefits to the Regulated Funds and their Shareholders
Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a
Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.
B. Shareholder Protections
20 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The
Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the
Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
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V.PRECEDENTS
Please address all communications concerning this Application, the Notice and the Order to:
Jason B. Beauvais
Main Street Capital Corporation
1300 Post Oak Boulevard, 8th Floor
Houston, TX 77056
(713) 350-6043
JBeauvais@mainstcapital.com
Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:
Steven B. Boehm, Esq.
Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001-3980
(202) 383-0100
stevenboehm@eversheds-sutherland.us
anneoberndorf@eversheds-sutherland.us
B. Authorizations
The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.
Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated
Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions
(the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.
VI.
PROCEDURAL MATTERS
A. Communications
21 See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024)
(notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-
15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order);
Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20,
2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et
al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023)
(order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023)
(notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No.
812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista
Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release
No. IC-34961 (July 18, 2023) (order).
______________________________
otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
The Applicants have caused this Application to be duly signed on their behalf on the 21st day of May, 2025.
Main Street Capital Corporation
By:
Name:
Title:
/s/ Jason B. Beauvais
Jason B. Beauvais
Executive Vice President
MSC Income Fund, Inc.
By:
Name:
Title:
/s/ Jason B. Beauvais
Jason B. Beauvais
Executive Vice President
MSC Adviser I, LLC
By:
Name:
Title:
/s/ Jason B. Beauvais
Jason B. Beauvais
Executive Vice President
Main Street CA Lending, LLC
By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:
Executive Vice President
Main Street Capital III, LP
By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
Main Street Equity Interests, Inc.
By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
Main Street Mezzanine Fund, LP
By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President

By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
MSC California Holdings LP
By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
MSC Equity Holding, LLC
By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Executive Vice President
MSC Equity Holding II, Inc.
By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
MSIF Funding, LLC
By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
MS Private Loan Fund I, LP
By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:  Authorized Signatory
MS Private Loan Fund II, LP
By:
/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:  Authorized Signatory

MSCC Funding I, LLC
Exhibit A
VERIFICATION
The undersigned states that he has duly executed the attached application dated as of May 21, 2025 for and on behalf of the entities listed below; that he holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Main Street Capital Corporation
By:
Name:
Title:
/s/ Jason B. Beauvais
Jason B. Beauvais
Executive Vice President
MSC Income Fund, Inc.
By:
Name:
Title:
/s/ Jason B. Beauvais
Jason B. Beauvais
Executive Vice President
MSC Adviser I, LLC
By:
Name:
Title:
/s/ Jason B. Beauvais
Jason B. Beauvais
Executive Vice President
Main Street CA Lending, LLC
By:
Name:
Title:
/s/ Jason B. Beauvais
Jason B. Beauvais
Executive Vice President
Main Street Capital III, LP
By:/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
Main Street Equity Interests, Inc.
By:/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
Main Street Mezzanine Fund, LP
By:/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President

Name: Jason B. Beauvais
Title:Executive Vice President
MSC California Holdings LP
By:/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
MSC Equity Holding, LLC
By:/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Executive Vice President
MSC Equity Holding II, Inc.
By:/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
MSIF Funding, LLC
By:/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title:Executive Vice President
MS Private Loan Fund I, LP
By:
Name:
Title:
/s/ Jason B. Beauvais
Jason B. Beauvais
Authorized Signatory
MS Private Loan Fund II, LP
By:
Name:
Title:
/s/ Jason B. Beauvais
Jason B. Beauvais
Authorized Signatory

MSCC Funding I, LLC
By:
/s/ Jason B. Beauvais
Exhibit B.1
RESOLUTIONS OF THE BOARD OF DIRECTORS OF
MAIN STREET CAPITAL CORPORATION
WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Main Street Capital Corporation (the
“Company”) to file an application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the
Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).
NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further
RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the
Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.
(Approved on May 5, 2025)

Exhibit B.2
RESOLUTIONS OF THE BOARD OF DIRECTORS OF
MSC INCOME FUND, INC.
WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of MSC Income Fund, Inc. (the “Company”) to file an application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment
Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company
Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).
NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further
RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the
Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.
(Approved on May 12, 2025)